Filed pursuant to Rule 433

Relating to

Prospectus Supplement dated February 19, 2013 to

Prospectus dated February 27, 2012

Registration Statement No. 333- 179710

WYNDHAM WORLDWIDE CORPORATION

Pricing Term Sheet

$450,000,000 2.500% Notes due 2018

$400,000,000 3.900% Notes due 2023

Issuer:	Wyndham Worldwide Corporation

Trade Date:	February 19, 2013

Settlement Date:	February 22, 2013

Title of Securities:	2.500% Notes due 2018	3.900% Notes due 2023

Principal Amount:	$450,000,000	$400,000,000

Maturity Date:	March 1, 2018	March 1, 2023

Interest Rate:	2.500% per annum	3.900% per annum

Price to Public:	99.868%	99.826%

Gross Proceeds to Issuer:	$449,406,000	$399,304,000

Yield to Maturity:	2.528%	3.921%

Spread to Benchmark Treasury:	T + 165 basis points	T + 190 basis points

Benchmark Treasury:	0.875% Notes due January 31, 2018	2.000% Notes due February 15, 2023

Benchmark Treasury Price / Yield:	99-31+ / 0.878%	99-26 / 2.021%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2013	March 1 and September 1, commencing September 1, 2013

Optional Redemption Provisions:	Prior to February 1, 2018, make-whole call at any time at a discount rate of Treasury plus 25 basis points; par call at any time on and after February 1, 2018	Prior to December 1, 2022, make-whole call at any time at a discount rate of Treasury plus 30 basis points; par call at any time on and after December 1, 2022

CUSIP / ISIN:	98310W AK4 / US98310WAK45	98310W AL2 / US98310WAL28

Joint-Book Running Managers:	2018 Notes J.P. Morgan Securities LLC	2023 Notes J.P. Morgan Securities LLC
	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC

Co-Managers:	2018 Notes Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC nabSecurities, LLC SMBC Nikko Capital Markets Limited	2023 Notes Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Goldman, Sachs & Co. SunTrust Robinson Humphrey, Inc.

Use of Proceeds:

We intend to use the net proceeds of this offering (i) to repurchase any and all of the $250,000,000 aggregate principal amount of our outstanding 5.75% Notes due 2018 and the $250,000,000 aggregate principal amount of our outstanding 7.375% Notes due 2020 in the Tender Offer, (ii) for the planned redemption of all of our 9.875% senior unsecured notes due 2014, (iii) for the repayment, redemption, repurchase, defeasance or other retirement of other outstanding indebtedness, including commercial paper and debt outstanding under our revolving credit facility (including, in each case, borrowings incurred to fund purchases of our 6.00% senior unsecured notes due 2016 in open market purchases) and (iv) for general corporate purposes.

Between December 31, 2012 and February 15, 2013, we have purchased approximately $41.7 million principal amount of our 6.00% senior unsecured notes due 2016 in open market purchases.

Pending these uses, we intend to invest net proceeds in interest-bearing, short-term investments.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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